UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies
                    Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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1. Investment Company Act File Number:                                                         Date examination completed:

811-8084                                                                                       August 31, 1998
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2. State identification Number:
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        AL                  AK                 AZ                  AR                  CA                   CO
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        CT                  DE                 DC                  FL                  GA                   HI
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        ID                  IL                 IN                  IA                  KS                   KY
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        LA                  ME                 MD                  MA                  MI                   MN
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        MS                  MO                 MT                  NE                  NV                   NH
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        NJ                  NM                 NY                  NC                  ND                   OH
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        OK                  OR                 PA                  RI                  SC                   SD
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        TN                  TX                 UT                  VT                  VA                   WA
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        WV                  WI                 WY                  PUERTO RICO
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        Other (specify):
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3. Exact name of investment company as specified in registration statement:

GROWTH & INCOME PORTFOLIO
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5. Address of principal executive office (number, street, city, state, zip code):

Dean Harris, 1 Chase Square - 7th Floor, Rochester, New York  14643
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
                                                                SEC 2198 (11-91)

                        Report of Independent Accountants


November 11, 1998


To the Trustees of
Growth & Income Portfolio

We have examined management's assertion about Growth & Income Portfolio's (the "Company") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 31, 1998 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 1998, and the period from May 29, 1998 (the date of last examination) through August 31, 1998 with respect to agreement of purchases and sales of securities and similar investments:


o Testing of securities and similar investments held in book entry form by the Federal Reserve Bank of New York and The Depository Trust Company via evaluation of the reconciliation procedures used by the Custodian and disposition of any reconciling items related to the Company's positions;

o Testing of the reconciliation of securities and similar investments, prepared by management of the Company, between the books and records of the Company and the Custodian;

o Agreed principal amounts of repurchase agreements due shortly after August 31, 1998 to custodian cash records subsequent to August 31, 1998;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Growth & Income Portfolio was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1998 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Growth & Income Portfolio and Securities and Exchange Commission and should not be used for any other purpose.

                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940



We, as members of management of Growth & Income Portfolio (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 1998.

Based on this evaluation, we assert that the Company was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1998 with respect to securities and similar investments reflected in the investment account of the Company.



Growth & Income Portfolio

By:




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Martin R. Dean
Treasurer
Growth & Income Portfolio



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Colleen McCoy
Vice President
Chase Manhattan Bank